07027805

Av Industrial 675
Lima 1 Perú

RECEIVED

2007 OCT 29 P 1:21

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

T 511 336 7070
F 511 336 8331

Submission of: Other information

Lima, October 25th 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of September 30th, 2007, and our management report for that period.

Sincerely yours,

Ferreyros S.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

www.ferreyros.com.pe

Ferreyros |

FERREYROS S.A.A.

RECEIVED

2007 OCT 29 P 1:31

Jueves, 25 de Octubre de 2007

Sres.
CONASEV
Presente.-

HECHO DE IMPORTANCIA : Comunicación de Presentación de EEFF

De conformidad con lo establecido en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, aprobado mediante Resolución CONASEV Nº 107-2002-EF/94.10, comunicamos la siguiente información:

Envio de Información Financiera
Tipo de Información : Trimestral Individual
Periodo : 2007 - 3
Órgano que aprueba : Sesión de Directorio
Fecha de Acuerdo : 24/10/2007
Comentarios adicionales :

Archivos aprobados :

- Análisis y discusión de Gerencia TI :
  Inf de Ger 3T 2007.doc

- Declaración de Responsabilidad TI :
  DECLARACIÓN DE RESPONSABILIDAD.doc

- Notas a los Estados Financieros Intermedios TI :
  Conasev-notas eeff al 30-9-07.doc

- Archivo Estructurado Unificado :
  UNFB60001.txt

Cordialmente,

VICTOR CELSO ASTETE PALMA
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

Comisión Nacional Supervisora de
Empresas y Valores
CONASEV

CARGO DE RECEPCIÓN DE INFORMACIÓN

La Comisión Nacional Supervisora de Empresas y Valores CERTIFICA que:

- Con fecha 25-OCT-07 2:33:29 PM, el Sistema MVNet ha recibido archivos pertenecientes a la Empresa: FERREYROS S.A.A.

- Los archivos remitidos contienen la firma digital del Sr(ta)(a):
  * VICTOR ASTETE PALMA
  * Bernardo Adolfo Chauca Quispe

- El Sistema MVNet ha asignado el Expediente N° 2007030279 en el registro de entrada de documentos de Trámite Documentario.

- La información recibida corresponde al tipo :
  INF. FINANC. TRIMESTRAL INDIVIDUAL 30/09/2007

- El Sistema MVNet ha recibido el(los) siguiente(s) archivo(s) con el detalle que se indica a continuación:

N°	Archivo	Tipo de Archivo	Fecha/Hora	Tamaño	Firma Váli
1	CartaB60001_22_200710	Carta Aprobación Informa	25-OCT-07 2:25:27 PM	10 KB.	Si
2	Inf de Ger 3T 2007.do	Análisis y discusión de G	25-OCT-07 2:25:40 PM	1822 KB.	Si
3	UNFB60001.txt.p7z	Archivo Estructurado Unif	25-OCT-07 2:29:39 PM	16 KB.	Si
4	DECLARACIÓN DE RESPON	Declaración de Responsabi	25-OCT-07 2:26:01 PM	74 KB.	Si
5	Conasev-notas eeff a	Notas a los Estados Finan	25-OCT-07 2:29:55 PM	179 KB.	Si

- La Información será reenviada a la Bolsa de Valores de Lima

Nombre Firmante	TimeStamp GMT	TimeStamp Local
TRAMITE DOCUMENTARIO ELECTRONICO	25 OCT 2007 19:33:29 GMT	25-OCT-07 2:33:29 PM
Firmado por MVNet Version 3.0		

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Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de setiembre del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros



Tercer trimestre Año 2007

PERFIL DE LA EMPRESA

La principal línea de negocio de Ferreyros, que el presente año celebrará 85 años de existencia, es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

La gestión comercial a setiembre del 2007

Gestión comercial

Ferreyros realizó una importante venta de camiones *Caterpillar* a una empresa minera dedicada a la extracción de oro. Adicionalmente, se ha realizado importantes ventas de máquinas *Caterpillar* a empresas del sector construcción y mediana minería.

Asimismo, se ha efectuado una venta de 25 tractocamiones *Kenworth* a una empresa cementera, culminando así la venta de una flota de 75 tractocamiones, de los cuales 50 fueron facturados en el mes de junio.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros opera, representaron en el año 2006 el 89% del total de sus ventas, y han alcanzado el 87% de las mismas durante los primeros nueve meses del año 2007, incluidos los ingresos generados por la venta de repuestos y servicio. Las máquinas y los equipos *Caterpillar* han continuado mostrando en el año en curso altos porcentajes de participación del mercado.

Importaciones

De acuerdo con cifras de Comexperú, la empresa sigue manteniendo el primer lugar dentro de los importadores de bienes de capital del país. El nivel de importación de bienes de capital a septiembre 2007 ha alcanzado en el país la cifra de US$ 4,566 millones. En el mismo período, Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 306 millones.

Perú: Importaciones de bienes de capital
(en US$ millones)



5,000
4,000
3,000
2,000
1,000
0

	2004	2005	2006	Ene-Set
■ Import	1,375	3,078	4,440	4,566

Ventas

Las ventas al 30 de setiembre de 2007 ascendieron a S/. 1,248.6 millones, en comparación con S/. 953.2 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 31.0%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. La mayor participación la mostró el sector minero debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento a

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Contraloría Gestión y Sistemas

VICTOR A... PALMA
Gerente División Contraloría

septiembre 2007 fue de aproximadamente 15%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 3T 2007 muestren una participación de 22% en las ventas totales de la empresa, frente a 17% que mantuvo en el 1T 2007.

Ferreyros: Participación sectorial en las ventas - 3T 2007
(En porcentajes)


Industria 4%
Comercio 3%
Pesca 4%
Transporte 6%
Agricultura 3%
Hidrocarburos 1%
Construcción 22%
Gobierno 2%
Otros 8%
Minería 47%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales.

Es importante mencionar que en el mes de febrero del 2007, Ferreyros inició las obras para la construcción de su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. Esta inversión ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

La mudanza de las áreas de ventas y administrativas a la nueva sede, hará posible un incremento en la infraestructura de talleres y almacenes de repuestos en su local actual de la Av. Industrial, para dar un mejor servicio posventa a las diferentes líneas que comercializa. Esta mudanza se realizará el 2 de noviembre, y la inauguración de la nueva sede, el 29 de octubre, ceremonia que contará con la presencia de clientes y la plana gerencial de Ferreyros.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa correspondientes al tercer trimestre del 2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2007 ascendieron a S/. 398.5 millones, en comparación con S/. 308.2 millones del mismo periodo del año anterior, lo que equivale a un incremento de 29.3%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 42.7% a las del 3T 2006 (S/. 231.0 millones en el 3T 2007; S/. 161.9 millones en el 3T 2006), debido a lo siguiente:

- Incremento de 35.2% en la venta de equipos *Caterpillar* (S/. 167.1 millones en el 3T 2007; S/. 123.6 millones en el 3T 2006), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción, del sector mediana minería y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 131.9% (S/. 11.3 millones en el 3T 2007; S/. 4.9 millones en el 3T 2006), explicado por ventas de equipos agrícolas a una empresa de la gran minería y a un cliente del sector agroexportador, por S/.1.9 millones y S/.1.5 millones, respectivamente.
- Aumento de 231.5% en las ventas de la línea automotriz (S/. 41.0 millones en el 3T 2007; S/. 12.4 millones en el

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR A[illegible] PALMA
Gerente División Contraloría

3T 2006), debido a ventas de volquetes *Iveco*, por S/ 20.9 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería, y a la venta, por S/.7.5 millones, de una flota de tractocamiones *Kenworth* a una empresa dedicada a la producción de cemento.

- Disminución de 45.4% en las ventas de unidades usadas (S/. 11.5 millones en el 3T 2007; S/. 21.1 millones en el 3T 2006), debido a menores ventas a clientes del exterior por falta de disponibilidad de inventario, la cual ha sido ocasionada por la alta demanda de equipos usados tanto en el mercado local como internacional.

Las ventas de repuestos y servicios mostraron en el 3T 2007 un incremento de 12.2% en comparación con las del mismo período del año anterior (S/.158.7 millones en el 3T 2007; S/.141.3 millones en el 3T 2006), debido a mayores ventas a empresas de la gran minería.

Por otra parte, los ingresos por alquiler de equipos en el 3T 2007 fueron superiores en 80.7% a las del mismo período del año anterior (S/. 8.9 millones el 3T 2007; S/. 4.9 millones en el 3T 2006). debido a una mayor demanda de equipos de alquiler pesados, principalmente, por parte de clientes del sector construcción.

Ferreyros: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Automotor
10%
Caterpillar
87%
Agrícola
3%

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2007 ascendió a S/. 87.4 millones, en comparación con S/. 71.1 millones del mismo período del año anterior, es decir, un incremento de 22.9%, originado, , principalmente, por un aumento de 42.7% en las ventas de productos principales. En términos porcentuales, el margen bruto del 3T 2007 es ligeramente inferior al del mismo período del año anterior (21.9% en el 3T 2007; 23.1% en el 3T 2006).

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el tercer trimestre de 2007 a S/. 53.4 millones, en comparación con S/. 45.0 millones del mismo período del año anterior, esto es, un incremento de 18.5%, atribuible, básicamente, a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas y a un incremento moderado de 10% en los gastos fijos. En el tercer trimestre del 2007 los gastos de venta y administración representaron el 13.4% de las ventas netas frente a 14.6% del mismo período del año anterior.

INGRESOS FINANCIEROS

Los ingresos financieros del tercer trimestre de 2007 ascendieron a S/. 12.1 millones en comparación con S/. 8.2 millones del mismo período del año anterior, lo que representa un aumento de 48.4%, explicado por un incremento de intereses de cuentas por cobrar a mediano plazo y, adicionalmente, por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior (en el 3T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior como consecuencia del importante crecimiento de las ventas).

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros: Evolución de los ingresos financieros
(En S/. millones)



35
30
25
20
15
10
5
0
2004
2005
2006
Set 2006
Set 2007
19.7
24.3
33.7
22.6
31.6

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 10.4 millones en el tercer trimestre de 2007 en comparación con S/.6.6 millones del mismo período del año anterior, lo que representa un aumento de 59.0%, debido principalmente a un aumento de S/.184.6 millones en el pasivo promedio sujeto a pago de interés (el pasivo promedio en el 3T 2007 fue de S/.563.4 millones frente al pasivo promedio del 3T 2006 que fue de S/.378.9 millones) y, adicionalmente, a un ligero aumento de la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Dicho aumento fue compensado, en parte, con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS

En este rubro se registra las utilidades de subsidiarias y asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 6.2 millones en el 3T 2007, en comparación con S/. 2.3 millones registrados en el mismo período del año anterior, es decir, un incremento de 170.0%, explicado por: i) una mayor utilidad registrada por una asociada del sector seguros; ii) una mayor utilidad registrada por una subsidiaria dedicada a la comercialización de equipos ligeros; y iii) una mayor utilidad obtenida por una subsidiaria del sector metal-mecánica.

OTROS INGRESOS (EGRESOS)

En el tercer trimestre de 2007 se registró en este rubro un egreso neto de S/. 2.1 millones en comparación con un ingreso neto de S/. 0.8 millones del mismo período del año anterior. En el tercer trimestre de 2007, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones; ii) un egreso de S/. 0.2 millones por resoluciones de contrato; iii) un ingreso de S/. 0.2 millones por alquiler de locales; iv) un ingreso de S/.1.5 millones por servicios diversos prestados a una empresa minera, y v) otros egresos netos por S/. 2.1 millones. En el tercer trimestre de 2006, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) un ingreso de S/. 0.8 millones por servicios prestados a una empresa minera, y iv) un egreso neto de S/. 0.3 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO

El tercer trimestre de 2007 y el tercer trimestre de 2006 incluyen utilidad en cambio por S/. 9.9 millones y S/. 3.1 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (3.4% el tercer trimestre de 2007 y 0.31% el tercer trimestre de 2006).

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2007 y de 2006 han sido calculados de acuerdo con normas tributarias y contables vigentes.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.A.
VICTOR AS[illegible]E PALMA
Gerente División Contraloría

UTILIDAD NETA

La utilidad neta del tercer trimestre de 2007 ascendió a S/. 34.0 millones en comparación con S/. 21.9 millones del mismo período del año anterior, esto es, un incremento de 55.2%, explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros, un incremento en la utilidad en cambio, un incremento en la participación patrimonial en subsidiarias y asociada. Ello ha permitido cubrir el incremento de los gastos de administración y ventas, mayores egresos diversos, incremento de los gastos financieros, así como aumentar la utilidad neta en S/. 12.1 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 3T 2007 ascendió a S/. 185.8 millones frente a S/. 136.7 millones del mismo período del año anterior, lo cual representa un incremento de 36.0%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 30 de setiembre de 2007 ascendió a S/. 1,269.1 millones en comparación con S/. 881.5 millones al 30 de setiembre de 2006, lo que representa un incremento neto de S/. 387.5 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 68.6 millones, que se explica por: i) un aumento de S/. 62.8 millones por mayores ventas; ii) un aumento de S/. 7.4 millones por disminución de la provisión para cobranza dudosa; y iii) una disminución de S/. 1.7 millones por incremento en intereses diferidos.

b) Aumento neto de Existencias por S/. 176.7 millones debido a: i) un aumento de S/.203.9 millones por compras efectuadas en el periodo para atender el crecimiento de las ventas; ii) una disminución neta de S/. 22.5 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 4.7 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 66.8 millones, que se explica por: i) un aumento de S/. 60.1 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 53.0 millones por compras de otros activos fijos (S/.38.0 por construcción del nuevo local, S/. 9.6 por compras de maquinaria y S/.5.4 por compras de otros activos fijos); iii) un incremento neto de S/. 22.5 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/.30.2 millones por ventas de activos fijos; v) una reducción de S/.28.2 millones por aumento en la depreciación acumulada; vi) una disminución de S/. 7.6 por transferencia de local a una subsidiaria, mediante aporte de capital; y vii) una disminución de S/. 2.6 millones por aumento en la provisión para desvalorización de activo fijo.

d) Incremento de Inversiones en Valores por S/. 45.5 millones debido a: i) un aumento de S/. 20.8 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) un aumento de S/. 2.7 millones por compra de acciones de una empresa dedicada a la venta, distribución y servicio de neumáticos; iii) un incremento de S/. 17.9 millones por aporte de capital a una subsidiaria dedicada a la comercialización de equipos ligeros; iv) una disminución de S/. 4.8 por aumento de la provisión para desvalorización de la inversión en una subsidiaria dedicada a la crianza y venta de langostinos; v) un incremento de S/. 4.9 por aporte de capital a una nueva subsidiaria; y vi) otras disminuciones S/. 1.9 millones.

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros S.A.

VICTOR [illegible] TE PALMA
Gerente [illegible] Contraloría

Al 30 de setiembre de 2007, el total de pasivos ascendió a S/. 788.1 millones en comparación con S/. 505.2 millones al 30 de setiembre de 2006, lo que equivale a un incremento de S/. 282.9 millones. La conformación de las obligaciones de la empresa al 30 de setiembre del 2007 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de setiembre de 2007 es de 1.44, inferior al ratio corriente de 1.98 al 30 de setiembre de 2006, debido a transferencia de deuda a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 30 de setiembre de 2007 es 1.22 en comparación con 1.06 al 30 de setiembre de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 07	%	2T 07	%	3T 06	%	3T 07/ 2T 07 %	3T 07/ 3T 06 %	Acumulado al 30-09-07	%	Acumulado al 30-09-06	%	Variacion %
Ventas Netas	398,539	100.0	392,306	100.0	308,162	100.0	1.6	29.3	1,248,643	100.0	953,206	100.0	31.0
Costo de Ventas	(311,151)	(78.1)	(310,022)	(79.0)	(237,034)	(76.9)	0.4	31.3	(987,080)	(79.1)	(740,173)	(77.7)	33.4
Utilidad en ventas	**87,388**	**21.9**	**82,284**	**21.0**	**71,128**	**23.1**	**6.2**	**22.9**	**261,563**	**20.9**	**213,033**	**22.3**	**22.8**
Gastos de Venta y Administración	(53,386)	(13.4)	(49,847)	(12.7)	(45,048)	(14.6)	7.1	18.5	(151,342)	(12.1)	(130,493)	(13.7)	16.0
Otros Ingresos (Egresos), neto	(2,058)	(0.5)	(879)	(0.2)	832	0.3	203.1	(347.5)	(2,209)	(0.2)	1,422	0.1	(255.3)
Utilidad en operaciones	**31,944**	**8.0**	**31,768**	**8.1**	**26,912**	**8.7**	**0.6**	**18.7**	**108,013**	**8.7**	**83,962**	**8.8**	**28.6**
Ingresos Financieros	12,098	3.0	10,114	2.6	8,153	2.6	19.6	48.4	31,597	2.5	22,808	2.4	38.6
Utilidad en cambio	9,889	2.5	1,890	0.4	3,071	1.0	485.1	222.0	12,582	1.0	13,979	1.5	(10.1)
Gastos Financieros	(10,438)	(2.6)	(9,880)	(2.5)	(6,587)	(2.1)	5.8	59.0	(27,555)	(2.2)	(21,759)	(2.3)	26.6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	6,248	1.6	8,351	2.1	2,314	0.8	(25.2)	170.0	22,809	1.8	8,964	0.9	154.5
Utilidad antes de Participaciones e Impuesto a la Renta	**49,740**	**12.6**	**42,063**	**10.7**	**33,864**	**11.0**	**18.3**	**46.9**	**147,426**	**11.8**	**107,752**	**11.3**	**36.8**
Participaciones	(3,533)	(0.9)	(2,702)	(0.7)	(2,687)	(0.9)	30.8	31.5	(10,171)	(0.8)	(8,604)	(0.9)	18.2
Utilidad antes de Impuesto a la Renta	**46,207**	**11.6**	**39,361**	**10.0**	**31,197**	**10.1**	**17.4**	**48.1**	**137,254**	**11.0**	**99,148**	**10.4**	**38.4**
Impuesto a la Renta	(12,189)	(3.1)	(9,323)	(2.4)	(9,273)	(3.0)	30.7	31.5	(35,090)	(2.8)	(29,685)	(3.1)	18.2
Utilidad neta	**34,018**	**8.6**	**30,027**	**7.7**	**21,924**	**7.1**	**13.3**	**55.2**	**102,164**	**8.2**	**69,463**	**7.3**	**47.1**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 2**

Balance General
(En miles de nuevos soles)

	30-Sep-07	30-Sep-06	Variación % 30-Sep-07 30-Sep-06
Caja y bancos	35,750	31,279	14.3
Cuentas por cobrar comerciales	290,583	245,776	18.2
Inventarios	443,141	266,483	66.3
Cuentas por cobrar vinculadas	26,232	8,064	225.3
Otras cuentas por cobrar	9,096	4,982	82.6
Gastos pagados por anticipado	3,213	4,624	-30.5
Activo Corriente	808,014	561,208	44.0
Cuentas por cobrar comerciales a largo plazo	45,719	21,969	108.1
Equipo de alquiler	136,390	91,650	48.8
Otros activos fijos	315,575	290,230	8.7
	451,965	381,880	18.4
Depreciación acumulada	(175,396)	(172,097)	1.9
Inmueble, maquinaria y equipo, neto	276,569	209,783	31.8
Inversiones	123,293	77,836	58.4
Otros activos no corrientes	15,472	10,745	44.0
Activo no Corriente	461,054	320,334	43.9
Total Activo	1,269,068	881,541	44.0
Deuda a corto plazo	113,393	56,226	101.7
Otros pasivos corrientes	447,538	226,810	97.3
Pasivo corriente	560,931	283,036	98.2
Deuda a largo plazo	227,150	222,192	2.2
Total Pasivo	788,081	505,229	56.0
Ganancias diferidas	8,081	5,249	54.0
Patrimonio	472,906	371,064	27.4
Total Pasivo y Patrimonio	1,269,068	881,541	44.0
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	23,421	21,143	
UAIDA	185,839	136,675	36.0
Ratios Financieros			
Ratio corriente	1.44	1.98	
Apalancamiento Financiero	1.22	1.06	
Valor contable por acción	1.83	1.44	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	3T 07	%	2T 07	%	3T 06	%	3T 07/ 2T 07 %	3T 07/ 3T 06 %	Acumulado al 30-9-2007	%	Acumulado al 30-9-2006	%	Variación %
Caterpilar:													
Gran mineria	27,115	6.8	34,623	8.8	35,309	11.5	-21.7	-23.2	166,073	13.3	112,359	11.8	47.8
Otros	140,009	35.1	142,248	36.3	88,264	28.6	-1.6	58.6	426,299	34.1	269,968	28.3	57.9
	167,124	41.9	176,871	45.1	123,573	40.1	-5.5	35.2	592,372	47.4	382,327	40.1	54.9
Equipos agrícolas	11,329	2.8	8,852	2.3	4,885	1.6	28.0	131.9	25,767	2.1	18,993	2.0	35.7
Automotriz	41,046	10.3	43,064	11.0	12,384	4.0	-4.7	231.5	115,433	9.2	27,765	2.9	315.7
Unidades usadas	11,495	2.9	10,600	2.8	21,058	6.8	8.4	-45.4	50,168	4.0	52,775	5.5	-4.9
	230,994	58.0	239,587	61.1	161,900	52.5	-3.6	42.7	783,740	62.8	481,859	50.5	62.6
Repuestos y servicios	158,652	39.8	148,526	37.9	141,341	45.9	6.8	12.2	449,965	36.0	458,091	48.1	-1.8
Alquileres	8,893	2.2	4,193	1.1	4,922	1.6	112.1	80.7	14,938	1.2	13,256	1.4	12.7
Total	398,539	100.0	392,306	100.0	308,162	100.0	1.6	29.3	1,248,643	100.0	953,206	100.0	31.0

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2007
Minería	47.6%
Construccion	24.9%
Transporte	8.1%
Pesca	3.6%
Industria	3.1%
Comercio y Servicios	2.5%
Agricultura	2.4%
Hidrocarburos	1.4%
Gobierno	1.2%
Otros	7.2%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerencia Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de setiembre del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	59,986	53,919	5,248	819
Papeles Comerciales	9,883	9,883		
Proveedores:				
Caterpillar	32,731	32,731		
Otros	14,388	14,388		
Bonos corporativos	70,625		25,000	45,625
Caterpillar Financial Services	24,667		4,921	19,746
Inst. Financieras Nac/Ext	11,957	3,000	1,564	7,393
Otros pasivos	31,053	31,053		
Total	255,290	144,974	36,733	73,583

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 30 de setiembre del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C, empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

	30-09-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	326,944	49,756	312,394	39,929
Intereses diferidos	(11,278)	(4,037)	(10,037)	(3,758)
Provisión para cuentas de cobranza dudosa	(25,083)	-	(27,517)	-
	290,583	45,719	274,840	36,171

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	326,944	49,756	312,394	39,929
Intereses diferidos	(11,278)	(4,037)	(10,037)	(3,758)
Provisión para cuentas de cobranza dudosa	(25,083)	-	(27,517)	-
	290,583	45,719	274,840	36,171

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas Afiliadas son los siguientes :

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-07	31-12-06
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	18,642	8,835
Orvisa Sociedad Anónima	2,767	372
Domingo Rodas S.A.	139	125
Depósitos Efe S.A.	25	25
	21,573	9,357
Diversas :		
Unimaq S.A.	2,322	498
Domingo Rodas S.A.	348	985
Megacaucho & Representaciones S.A.C	1,271	0
Orvisa Sociedad Anónima	718	861
Total cuentas por cobrar	26,232	11,701
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	677	702
Orvisa Sociedad Anónima	1,949	978
Fiansa Sociedad Anónima	56	72
Unimaq S.A.	826	647
Megacaucho & Representaciones S.A.C	230	0
Depósitos Efe S.A.	58	83
	3,796	2,482
Diversas :		
Fiansa Sociedad Anónima		71
Total cuentas por pagar	3,796	2,553

5) EXISTENCIAS

Este rubro comprende:

	30-09-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	192,819	143,103
Repuestos	111,157	101,971
Servicios de taller en proceso	25,140	21,012
Existencias por recibir	123,996	80,993
	453,112	347,079
Provisión para desvalorización de existencias	(9,971)	(12,282)
	443,141	334,797

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento anual de la provisión para la desvalorización de existencias fue el siguiente:

	30-09-07	30-09-06
	S/.000	S/.000
Saldo inicial	12,282	19,118
Adiciones del período	2,784	9,353
Adiciones por transferencias	726	0
Aplicaciones por ventas	(5,821)	(10,593)
Saldo final	9,971	17,878

6) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transferencias S/.000	Otros Cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	51,414	142	(6,220)		(2,711)	42,625
Edificios y otras construcciones	72,068	512	(3,391)	8,622	(6,093)	71,716
Instalaciones	4,246	370				4,616
Maquinaria y equipo	112,076	6,987	(421)	7,543		126,185
Maquinaria y equipo, flota de alquiler	107,561	44,148	(22,143)	6,824		136,390
Unidades de transporte	4,162	74	(215)			4,021
Muebles y enseres	31,408	2,995	(18)			34,385
Trabajos en curso	7,593	34,078		(9,645)		32,026
	390,526	89,306	(32,408)	13,344	(8,804)	451,964
Depreciación acumulada -						
Edificios y otras construcciones	29,276	1,599	(1,383)		(1,154)	28,338
Instalaciones	2,920	229				3,149
Maquinaria y equipo	78,674	7,410	(141)	(81)		85,862
Maquinaria y equipo, flota de alquiler	27,556	12,429	(6,936)	(8,237)		24,812
Unidades de transporte	3,844	90	(215)			3,719
Muebles y enseres	25,302	1,575	(3)			26,874
	167,571	23,332	(8,678)	(8,318)	(1,154)	172,753
Provisión para desvalorización	(4,728)	(205)	1,173	726	392	(2,642)
Costo neto	218,227					276,569

El rubro "Otros Cambios" corresponde al costo neto del retiro de inmueble por concepto de aporte de capital a favor de Compañía subsidiaria Unimaq S.A.

7) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue :

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BE... DO CHAUCA QUISPE
Cont... neral - Mat. 1991...

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,153	7,500	23,153		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	46,305	15,000	46,305		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	8,125	25,082	2,500	7,718	5,625	17,364
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	30,870			10,000	30,870
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	46,305			15,000	46,305
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	46,305			15,000	46,305
TOTALES			70,625	218,020	25,000	77,176	45,625	140,844

Los bonos corporativos devengan intereses anuales de 6%.

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	30,870
TOTALES			10,000	30,870

Los intereses devengados por títulos de deuda ascienden a S/.8.0 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Las redenciones por títulos de deuda en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Bonos Corporativos			
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,929
Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,929
Tercera emisión, Serie A, del primer programa	Julio del 2007	625	1,929
Cuarta emisión, Serie A, del primer programa	Julio del 2007	7,500	23,153
Papeles Comerciales			
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	15,435
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Julio del 2007	5,000	15,435
TOTALES		19,375	59,810

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,078,013	176,513	1,254,526	861,026	74,728	935,755
Utilidad de operación	90,376	17,636	108,012	76,866	7,098	83,963
Principales activos:						
Activos fijos	171,264	105,305	276,569	163,137	45,646	208,783
Existencias	381,560	61,581	443,141	231,672	27,411	259,083
Cuentas por Cobrar	283,556	52,746	336,302	232,390	42,452	274,842

9) PATRIMONIO

Al 30 de setiembre de 2007, el capital autorizado, suscrito y pagado asciende a S/. 335,749,154.40 , formalizado mediante escritura pública y representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

En Junta General de Accionistas del 28 de marzo del 2007 se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Asimismo, se aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.22.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 34.1 y S/. 5.6 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 30 de setiembre del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de setiembre del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 7.0 millones y US $ 20.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.3 millones, que garantizan transacciones diversas.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera: .

		Trimestres terminados el:		Periodos terminados el:	
		30-09-07	30-09-06	30-09-07	30-09-06
Utilidad neta	S/.	34,017,792	21,924,235	102,164,039	69,464,289
Promedio ponderado de acciones comunes en circulación		305,226,504	305,226,504	305,226,504	305,226,504
Utilidad básica por acción	S/.	0.111	0.072	0.335	0.228

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-09-07	30-09-06	30-09-07	30-09-06
	S/.000	S/.000	S/.000	S/.000
Ventas netas	17,329	6,204	54,455	12,229
Utilidad en ventas	794	636	3,988	1,355

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-07 S/.000	30-09-06 S/.000
Venta de bienes		
Unimaq S.A.	39,841	4,996
Orvisa Sociedad Anónima	14,214	5,753
Otras compañías	17	533
	54,072	11,282
Venta de servicios	383	947
Total venta de bienes y servicios	54,455	12,229

	30-09-07 S/.000	30-09-06 S/.000
Compra de bienes:		
Orvisa Sociedad Anónima	3,316	1,583
Unimaq S.A.	2,516	1,518
Fiansa Sociedad Anónima	2,039	1,603
Megacaucho & Representaciones S.A.C	783	0
Otras compañías	110	104
	8,764	4,808
Compra de servicios:		
Motorindustria S.A.	0	6,924
Fiansa Sociedad Anónima	691	801
Unimaq S.A.	732	209
Otras compañías	883	651
	2,306	8,585
Total compra de bienes y servicios	11,070	13,393

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30-09-07	30-09-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	62,522	60,548
Transferencias de inmuebles, maquinarias y equipo a existencias	48,510	39,537

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Ingresar TI (Trimestral Individual)
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Balance General
Al 30 de Setiembre del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 30 de Setiembre 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		35,750	34,610
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	290,583	274,840
Cuentas por Cobrar a Partes Relacionadas	4	26,232	11,701
Otras Cuentas por Cobrar (neto)		9,096	4,457
Existencias (neto)	5	443,141	334,797
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		3,213	1,585
Otros Activos		0	0
Total Activo Corriente		808,015	661,990
Activo No Corriente			
Inversiones Financieras		123,293	81,721
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		120,303	79,264
Otras Inversiones Financieras		2,990	2,457
Cuentas por Cobrar Comerciales	3	45,719	36,171
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	6	276,569	218,227
Activos Intangibles (neto)		445	296
Activo por Impuesto a la Renta y Participaciones Diferidos		9,737	7,382
Crédito Mercantil		5,290	0
Otros Activos		0	0
Total Activo No Corriente		461,053	343,797
TOTAL ACTIVO		1,269,068	1,005,787

	Notas	Al 30 de Setiembre 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		1,123	2,154
Obligaciones Financieras		319,612	220,840
Cuentas por Pagar Comerciales		145,456	125,669
Cuentas por Pagar a Partes Relacionadas	4	3,796	2,553
Impuesto a la Renta y Participaciones Corrientes		15,701	20,441
Otras Cuentas por Pagar		75,241	81,518
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		560,931	453,176
Pasivo No Corriente			
Obligaciones Financieras		227,150	143,205
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		8,081	10,245
Total Pasivo No Corriente		235,231	153,450
Total Pasivo		796,162	606,625
Patrimonio Neto			
Capital	9	335,749	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		15,937	15,937
Reservas Legales		19,056	9,300
Otras Reservas		0	0
Resultados Acumulados	9	102,164	89,729
Diferencias de Conversión		0	0
Total Patrimonio Neto		472,906	399,162
TOTAL PASIVO Y PATRIMONIO NETO		1,269,068	1,005,787

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2007	Por el Trimestre específico del 1 de Julio al 30 de Setiembre de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2006
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	12	401,257	295,774	1,254,526	935,755
Otros Ingresos Operacionales		27	1,730	206	3,036
Total de Ingresos Brutos		401,284	297,504	1,254,732	938,791
Costo de Ventas (Operacionales)		(313,896)	(226,375)	(993,169)	(725,758)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		(313,896)	(226,375)	(993,169)	(725,758)
Utilidad Bruta		87,388	71,129	261,563	213,033
Gastos de Ventas		(31,981)	(22,199)	(92,308)	(69,352)
Gastos de Administración		(21,404)	(22,849)	(59,034)	(61,140)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	832	0	1,422
Otros Gastos		(2,059)	0	(2,209)	0
Utilidad Operativa		31,944	26,913	108,012	83,963
Ingresos Financieros		21,966	11,224	44,159	36,585
Gastos Financieros		(10,438)	(6,567)	(27,555)	(21,759)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		6,248	2,314	22,809	8,964
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		49,740	33,884	147,425	107,753
Participación de los trabajadores		(3,533)	(2,687)	(10,171)	(8,604)
Impuesto a la Renta		(12,189)	(9,273)	(35,090)	(29,685)
Utilidad (Pérdida) Neta de Actividades Continuas		34,018	21,924	102,164	69,464
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Pérdida) Neta del Ejercicio		34,018	21,924	102,164	69,464
Utilidad (Pérdida) Neta del Ejercicio					
Utilidad (Pérdida) Básica por Acción Común	11	0.111	0.072	0.335	0.228
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
...te División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 30 de Setiembre de 2007	Del 1 de Enero de 2006 al 30 de Setiembre de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,192,540	947,660
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		12,808	10,294
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		17,183	27,921
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,127,435)	(819,749)
Remuneraciones y Beneficios Sociales		(114,094)	(84,774)
Tributos		(45,400)	(26,010)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		31	(1,197)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		(64,367)	54,145
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	1,898
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		7,816	1,222
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		3,716	15
Otros Cobros de Efectivo Relativos a la Actividad		129	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(7,505)	(3,654)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(45,158)	(4,865)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	(981)
Compra y desarrollo de Activos Intangibles		(5,290)	0
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		(46,292)	(6,365)
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,031)	0
Emisión y aceptación de Obligaciones Financieras		380,367	297,158
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(214,808)	(288,954)
Recompra de Acciones Propias (Acciones en Tesoreria)		0	0
Intereses y Rendimientos		(24,301)	(22,858)
Dividendos Pagados		(28,428)	(13,316)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		111,799	(27,970)
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		1,140	19,810
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		34,610	11,469
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		35,750	31,279

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 30 de Setiembre de 2007	Del 1 de Enero de 2006 al 30 de Setiembre de 2006
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) Neta del Ejercicio		102,164	69,464
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Estimación de Cuentas de Cobranza Dudosa		2,770	6,080
Desvalorización de Existencias		2,784	9,353
Fluctuación del Valor de Activos Biológicos		0	0
Depreciación y Deterioro de Valor del Ejercicio		23,332	22,020
Amortización y castigo de Activos Intangibles		88	124
Amortización de Otros Activos		0	0
Provisiones		38,000	16,853
Pérdida en Venta de Inversiones Financieras		0	0
Pérdida por Instrumentos Financieros Derivados		0	0
Pérdida en Venta de Inversiones Inmobiliarias		0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0	0
Pérdida en Venta de Activos Intangibles		0	0
Gastos Financieros		0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		0	0
Impuesto a la Renta y Participación de los Trabajadores		0	0
Otros		32,506	21,758
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio			
Fluctuación del Valor de Activos Biológicos		0	0
Utilidad en Venta de Inversiones Financieras		0	0
Ganancia por Instrumentos Financieros Derivados		0	0
Utilidad en Venta de Inversiones Inmobiliarias		0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo		1,683	(658)
Utilidad en Venta de Activos Intangibles		0	0
Ingresos Financieros		0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)		(22,809)	(8,462)
Impuesto a la Renta y Participación de los Trabajadores		0	248
Otros		(6,802)	(10,608)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		(22,521)	258
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas		(14,531)	0
(Aumento) Disminución de Otras Cuentas por Cobrar		(4,639)	(1,575)
(Aumento) Disminución en Existencias		(108,344)	(18,830)
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta		0	0
(Aumento) Disminución en Gastos Diferidos		(1,628)	(1,075)
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		19,789	(57,603)
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas		1,243	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		(105,452)	6,798
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta		0	0
Cobros por:			
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		0	0
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Diferencia de Cambio		0	0
Pagos por:			
Impuesto a la Renta y Participación de los Trabajadores		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Provisiones		0	0
Diferencia de Cambio		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		(64,367)	54,145

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	6,284	0	30,143	0	314,908
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	69,464	0	69,464
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	69,464	0	69,464
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(13,308)	0	(13,308)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	3,016	0	(6,650)	0	0
Saldos al 30 de Setiembre de 2006	284,196	0	0	15,937	9,300	0	61,831	0	371,064
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	9,300	0	89,729	0	399,162
Ganancia (Pérdida) por valor razonable de:									
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	102,164	0	102,164
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	102,164	0	102,164
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0
19. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(9,756)	0	0
Saldos al 30 de Setiembre de 2007	335,749	0	0	15,937	19,056	0	102,164	0	472,906

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

END